SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Part 2 of 5

Contents
Overview

Supplement 2
MCEV Financial Statements
The MCEV supplement is published as a separate report

Page 2 Key Financial highlights
Overall Performance
Adjusted operating profit before tax and after integration and restructuring costs Please refer to PDF to view graph http://www.rns-pdf.londonstockexchange.com/rns/6384J_1-2012-8-8.pdf
Adjusted operating profit before tax and after integration and restructuring costs
■ Adjusted operating profit (after restructuring costs) was £935 million (HY11: £1,035 million, continuing operations).
■ Restructuring costs in HY 2012 are £186 million (HY11: £111 million) with the increase driven by costs associated with Solvency II implementation, the costs of merging the UK and Ireland businesses and additional restructuring costs around the group.

Adjusted operating profit before tax
■ Adjusted operating profit* before tax for HY 2012 was £1,121 million (HY11: £1,146 million, on a continuing basis). The reduction of 2% was driven by a lower result from life business partially offset by a small increase in general insurance and health profits.
■ Within the operating profit number, there is an adverse impact of £45 million from foreign exchange movements in the period.

Loss after tax Please refer to PDF to view graph http://www.rns-pdf.londonstockexchange.com/rns/6384J_1-2012-8-8.pdf
■ IFRS loss after tax for HY 2012 was £681 million (HY11: £59 million loss). Included in this amount is operating profit of £1,121 million (HY11: £1,337 million).
■ The largest drivers of the overall loss are the impairment of goodwill and intangibles of £876 million, related to our US business, adverse non-operating items in Delta Lloyd of £523 million (principally relating to movements in the DLG curve), adverse life investment variances of £212 million and integration and restructuring costs partly offset by a reversal of the impairment recognised at FY11 on our investment in Delta Lloyd.
■ The effective tax rate for the period was (43)% (HY11: 13%) driven mainly by the impairment of goodwill in our US business.

Life business Please refer to PDF to view graph http://www.rns-pdf.londonstockexchange.com/rns/6384J_1-2012-8-8.pdf
■ Life business adjusted operating profit before shareholder tax was £1,010 million (HY11: £1,082 million, continuing operations), a reduction of 7% on the prior period.
■ The fall in operating profit was principally driven by lower expected investment returns on shareholder assets, weakening of the Euro against Sterling and higher DAC amortisation particularly in the US.
■ New business income reduced to £457 million (HY11: £471 million) with the adverse impact of a reduction in new business volumes more than offsetting an improvement in profitability.
■ Overall income has reduced by 1% (with growth in spread earnings more than offset by reductions in other areas), while costs have reduced by 3% compared with the prior year. The net positive impact of these movements has been more than offset by an increase in DAC and AVIF amortisation and other charges compared with the previous year.

General insurance and health Please refer to PDF to view graph http://www.rns-pdf.londonstockexchange.com/rns/6384J_1-2012-8-8.pdf
■ General insurance and health adjusted operating profit increased to £461 million (HY11: £455 million, continuing operations) with an improved underwriting result partially offset by lower LTIR income.
■ The underwriting result was £123 million (HY11: £119 million), with improving profitability in the UK (on an underlying basis, excluding RAC) and Canada offsetting poorer performance in Ireland.
■ We continue to apply our reserving policy consistently and operating profit in the period has benefitted from £37 million of prior year reserve releases.
■ The combined operating ratio (COR) improved to 95.5% (HY11: 96.3%) driven by a 2 percentage point improvement in the overall claims ratio.
■ Net written premiums decreased to £4,615 million (HY11: £4,708 million), reflecting the sale of RAC in September 2011. Excluding the RAC, net written premiums increased by 2%.

*The group's accounting policy for operating profit (also referred to as Adjusted operating profit) remains consistent with prior periods and is set out in the basis of preparation.
Page 3 Key Financial highlights continued

Fund management Please refer to PDF to view graph http://www.rns-pdf.londonstockexchange.com/rns/6384J_1-2012-8-8.pdf
■ Fund management adjusted operating profit decreased to £38 million (HY11: £42 million, continuing operations).
■ Total funds under management are £342 billion (FY11: £337 billion). Funds managed by Aviva Investors were up 4% to £274 billion (FY11: £263 billion), with assets managed for external clients increasing 6% to £55 billion (FY11: £52 billion).
■ Life business net flows were negative at £3.1 billion driven by outflows in our UK with-profits business and eurozone markets, offset by inflows in our US business. The net outflows were offset by market and other movements of £4.1 billion, with adverse foreign exchange movements offset by gains as credit spreads narrowed in France and Italy.

New business
New business and MCEV margin Please refer to PDF to view graph http://www.rns-pdf.londonstockexchange.com/rns/6384J_1-2012-8-8.pdf
■ Worldwide long term savings sales (including investment products), were £15.0 billion (HY11: £16.1 billion, continuing operations), a reduction of 7%, with increases in the US and Aviva Investors offset by falls in other markets. On a local currency basis, sales decreased by 5%.
■ Within this total, life and pensions sales were £13.1 billion (HY11: £14.3 billion), a decrease of 8% and investment sales were £1.9 billion (HY11:£1.8 billion), an increase of 6%. New business margin is 1.6% (HY11: 2.6%) with the reduction driven by falls in the US and developed European markets (Spain, Italy and France) reflecting economic conditions and changes in business mix.

Internal Rate of Return Please refer to PDF to view graph http://www.rns-pdf.londonstockexchange.com/rns/6384J_1-2012-8-8.pdf
■ Overall group IRR was 13.6% (FY11: 14.4%). There have been reductions in some developed markets, particularly Ireland and Spain, while the IRR for higher growth markets has been stable overall.
■ Overall payback period has been maintained at 7 years, in line with FY 2011.

Group performance
Operating capital generation Please refer to PDF to view graph http://www.rns-pdf.londonstockexchange.com/rns/6384J_1-2012-8-8.pdf
■ Operating capital generation (OCG) is £0.9 billion (HY11: £0.8 billion). Capital generated from existing business was £1.3 billion (HY11: £1.3 billion) offset by capital investment in new business of £0.4 billion (HY11: £0.5 billion).
■ Within the £0.4 billion of capital investment in new business (HY11: £0.5 billion), the life component has reduced slightly compared with HY11 driven by improved efficiency of new business and some reduction in new business volumes. The capital investment in non-life business in the period is broadly neutral compared to HY11.

Return on equity - IFRS basis Please refer to PDF to view graph http://www.rns-pdf.londonstockexchange.com/rns/6384J_1-2012-8-8.pdf	■ IFRS RoE is 10.7% (FY11: 12.0%). This change is driven by the overall reduction in operating profit for the period with opening shareholder's funds broadly stable compared with the prior year.

Page 4 Key financial highlights continued
Balance sheet
IFRS net asset value per share Please refer to PDF to view graph http://www.rns-pdf.londonstockexchange.com/rns/6384J_1-2012-8-8.pdf
■ IFRS net asset value per share (NAV) is 395 pence (FY11: 435 pence).
■ Adjusted operating profit for the period has been more than offset by adverse non-operating items, payment of the final dividend and adverse foreign exchange movements.
■ Non-operating items include impairments of goodwill and intangibles in our US business, adverse investment variances and an adverse movement in Delta Lloyd.

MCEV and EEV equivalent net asset value per share Please refer to PDF to view graph http://www.rns-pdf.londonstockexchange.com/rns/6384J_1-2012-8-8.pdf
■ The MCEV NAV per share has decreased to 421 pence (FY11: 441 pence). Adjusted operating profit for the period has been more than offset by adverse non-operating items, payment of the final dividend and adverse foreign exchange movements.
■ Non-operating items include impairments of goodwill and intangibles in our US business, adverse investment variances and an adverse movement in Delta Lloyd.
■ The EEV equivalent NAV per share was 528 pence at 30 June 2012 (FY11: 595 pence). The fall in NAV has been driven by the same factors as MCEV NAV.

IGD Solvency Please refer to PDF to view graph http://www.rns-pdf.londonstockexchange.com/rns/6384J_1-2012-8-8.pdf
■ The IGD solvency surplus at 30 June 2012 is £3.1 billion (FY11: £2.2 billion).
■ This increase is primarily driven by operating profit and positive market movements offset by payment of the dividend.
■ At 30 June 2012 the IGD cover is 1.5 times (FY11: 1.3 times).

Economic capital - pro forma Please refer to PDF to view graph http://www.rns-pdf.londonstockexchange.com/rns/6384J_1-2012-8-8.pdf
■ The estimated economic capital surplus at 30 June 2012 is £4.5 billion* (FY11: £3.6 billion), with coverage of c140% (FY11: 130%).
■ The increase is primarily driven by market movements and management actions.
■ At 30 June 2012, the estimated economic capital surplus on a pro forma basis is £4.7 billion (including the contribution from the disposal of 21% of Delta Lloyd on 6 July 2012).

*The economic capital surplus represents an estimated unaudited position. The Capital requirement is based on Aviva's own internal assessment and capital management policies. The term "economic capital" does not imply capital as required by regulators or other third parties. Pensions scheme risk is allowed for through five years of stressed contributions.

Page 5 Key financial highlights continued Other
Interim dividend of 10 pence	■ Interim dividend of 10 pence in line with 2011 interim dividend.
Asset quality
■ The majority of assets are fully marked-to-market and therefore both the balance sheet and income statement fully reflect the market positions at 30 June 2012.
■ Net of non-controlling interests, our exposure within shareholder funds to the governments (and local authorities and agencies) of Greece, Ireland, Portugal, Italy and Spain has reduced from £1.3 billion as at 31 December 2011 to £1.0 billion.

Liquidity
■ Liquidity position - direct access to £1.4 billion of liquid assets (FY11: £1.5 billion).
■ £2.1 billion of undrawn committed credit facilities provided by a range of leading international banks (FY11: £2.1 billion).
■ Net hybrid debt issuance contributed £0.2 billion to centre liquidity during the period.

Group's rating from Standard and Poor's is AA- ("very strong")
■ The Group's rating from Standard and Poor's is AA- ("very strong") with an outlook of "Creditwatch Negative"; Aa3 ("excellent") with a negative outlook from Moody's; and A ("excellent") from A. M. Best. The outlook on the Group's rating from A.M. Best is "Under review with Negative Implications".

Underlying costs
■ Total expenses have increased by 1% from £1,978 million to £2,007 million. On a like-for-like basis (excluding costs relating to RAC, integration and restructuring costs and foreign exchange) costs were broadly stable.

Pension schemes
■ At the end of the first half of 2012, the net surplus in the Group's pension schemes had increased from £1.26 billion to £1.42 billion, mainly as a result of changes in economic assumptions affecting liabilities.

Impact of foreign exchange	■ Foreign exchange movements led to an impact on operating profit of £45 million.
Risk profile
■ The types of risk to which the Group is exposed have not changed significantly over the half-year to 30 June 2012.
■ The reduction of the shareholding in Delta Lloyd in July will further decrease the Group's overall risk profile.

Page 6 Key financial highlights continued
Key financial highlights
	6 months 2012 £m	6 months 2011 £m			Total Change %
IFRS basis	Continuing Operations	Continuing Operations	Discontinued Operations	Total
Life business	1,010	1,082	185	1,267	(20)%
General insurance and health	461	455	1	456	1%
Fund management	38	42	11	53	(28)%
Other operations	(102)	(81)	(2)	(83)	(23)%
Corporate centre	(64)	(66)	-	(66)	3%
Group debt and other interest costs	(334)	(321)	(4)	(325)	(3)%
Operating profit before tax (excluding Delta Lloyd as an associate)	1,009	1,111	191	1,302	(23)%
Share of operating profit (before tax) of Delta Lloyd as an associate	112	35	-	35	220%
Operating profit before tax attributable to shareholders' profits	1,121	1,146	191	1,337	(16)%
Operating profit before tax attributable to shareholders' profits after restructuring and integration costs	935	1,035	191	1,226	(24)%
(Loss)/profit after tax	(681)	465	(524)	(59)

Operating capital generated	0.9bn			0.8bn
IRR	13.6%	14.3%
Combined operating ratio	95.5%	96.3%
(Losses)/earnings per share	(26.0)p	15.4p	(11.3)p	4.1p
Operating profit per share	23.4p	25.8p	3.3p	29.1p
Interim dividend per share	10p			10.0p
Net asset value per share	395p			435p1
Equity attributable to the ordinary shareholders of Aviva plc	11,524			12,6431
Return on equity shareholders' funds	10.7%			12%1

1 Comparatives are for FY11
__________________

Group Performance - IFRS basis

Reconciliation of Group operating profit to profit after tax - IFRS basis

For the six month period ended 30 June 2012

	6 months 2012 £m	6 months 2011 £m			Full year 2011 £m
	Continuing Operations	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Operating profit before tax attributable to shareholders' profits
Life business
United Kingdom & Ireland	477	492	-	492	964	-	964
France	151	166	-	166	323	-	323
United States	113	109	-	109	197	-	197
Italy, Spain and Other	163	184	185	369	360	185	545
Higher Growth markets	106	131	-	131	279	-	279
Total life business (note 1)	1,010	1,082	185	1,267	2,123	185	2,308
General insurance and health
United Kingdom & Ireland	234	280	-	280	564	-	564
France	43	50	-	50	144	-	144
Canada	173	118	-	118	254	-	254
Italy and Other	19	14	1	15	(2)	1	(1)
Higher Growth markets	(8)	(7)	-	(7)	(25)	-	(25)
Total general insurance and health (note 3)	461	455	1	456	935	1	936
Fund management
Aviva Investors	34	39	-	39	88	-	88
United Kingdom	4	3	-	3	11	-	11
Other Developed markets	-	-	11	11	-	11	11
Total fund management (note 4)	38	42	11	53	99	11	110
Other
Other operations (note 5)	(102)	(81)	(2)	(83)	(207)	(2)	(209)
Market operating profit	1,407	1,498	195	1,693	2,950	195	3,145
Corporate centre (note 6)	(64)	(66)	-	(66)	(138)	-	(138)
Group debt costs and other interest (note 7)	(334)	(321)	(4)	(325)	(657)	(4)	(661)
Operating profit before tax attributable to shareholders' profits (excluding Delta Lloyd as an associate)	1,009	1,111	191	1,302	2,155	191	2,346
Share of operating profit (before tax) of Delta Lloyd as an associate	112	35	-	35	157	-	157
Operating profit before tax attributable to shareholders' profits	1,121	1,146	191	1,337	2,312	191	2,503
Integration and restructuring costs (note 8)	(186)	(111)	-	(111)	(268)	-	(268)
Operating profit before tax attributable to shareholders' profits after integration and restructuring costs	935	1,035	191	1,226	2,044	191	2,235
Adjusted for the following:
Investment return variances and economic assumption changes on life business (note 9)	(212)	(187)	(820)	(1,007)	(796)	(820)	(1,616)
Short-term fluctuation in return on investments on non-life business (note 10)	31	(80)	(60)	(140)	(266)	(60)	(326)
Economic assumption changes on general insurance and health business (note 11)	(18)	(8)	-	(8)	(90)	-	(90)
Impairment of goodwill, associates and joint ventures and other amounts expensed (note 12)	(603)	(20)	-	(20)	(392)	-	(392)
Amortisation and impairment of intangibles	(164)	(56)	(5)	(61)	(171)	(5)	(176)
(Loss)/profit on the disposal of subsidiaries and associates (note 13)	(30)	(11)	(32)	(43)	565	(32)	533
Exceptional items (note 14 )	-	-	-	-	(57)	-	(57)
Non-operating items before tax (excluding Delta Lloyd as an associate and integration and restructuring costs)	(996)	(362)	(917)	(1,279)	(1,207)	(917)	(2,124)
Share of Delta Lloyd's non-operating items (before tax) as an associate (note 15)	(523)	(8)	-	(8)	10	-	10
Non-operating items before tax	(1,519)	(370)	(917)	(1,287)	(1,197)	(917)	(2,114)
Share of Delta Lloyd's tax expense, as an associate	107	(7)	-	(7)	(34)	-	(34)
(Loss)/Profit before tax attributable to shareholders' profits	(477)	658	(726)	(68)	813	(726)	87
Tax on operating profit	(316)	(292)	(25)	(317)	(625)	(25)	(650)
Tax on non-operating items	112	99	227	326	396	227	623
	(204)	(193)	202	9	(229)	202	(27)
(Loss)/Profit for the period	(681)	465	(524)	(59)	584	(524)	60

_________________________________________

Group Performance - IFRS basis continued

Earnings per share - IFRS basis

	6 months 2012 £m	6 months 2011 £m			Full year 2011 £m
	Continuing Operations	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Operating profit per share on an IFRS basis after tax, attributable to ordinary shareholders of Aviva plc
Basic (pence per share)	23.4p	25.8p	3.3p	29.1p	50.5p	3.3p	53.8p
Diluted (pence per share)	23.0p	25.4p	3.2p	28.6p	49.7p	3.2p	52.9p
(Losses)/earnings after tax on an IFRS basis, attributable to ordinary shareholders of Aviva plc
Basic (pence per share)	(26.0)p	15.4p	(11.3)p	4.1p	17.0p	(11.2p)	5.8p
Diluted (pence per share)1	(26.0)p	15.1p	(11.1)p	4.0p	16.7p	(11.2p)	5.7p

1 Losses have an anti-dilutive effect. Therefore the basic and diluted earnings have remained the same.

___________________________________________

Group Performance - IFRS basis continued

1 - Life business - Adjusted operating profit

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
United Kingdom	469	460	917
Ireland	8	32	47
United Kingdom & Ireland	477	492	964
France	151	166	323
United States	113	109	197
Spain	94	109	216
Italy	70	72	140
Other	(1)	3	4
Developed markets	904	951	1,844
Poland	74	90	167
Asia	30	38	108
Other	2	3	4
Higher Growth markets	106	131	279
Total - continuing operations	1,010	1,082	2,123
Total - discontinued operations	-	185	185
Total	1,010	1,267	2,308

Life business adjusted operating profit before shareholder tax for continuing operations was £1,010 million (HY11: £1,082 million), a reduction of 7% on the prior period. The fall in operating profit was primarily driven by lower expected investment returns on shareholder assets, reduced new business volumes and weakening of the Euro and Zloty against Sterling. Underlying operating performance has been broadly stable in all major markets, despite the challenging economic, and market conditions.

Developed markets
Life adjusted operating profit for our United Kingdom & Ireland business was £477 million (HY11: £492 million).
      The UK result increased to £469 million (HY11: £ 460 million) including non-recurring items of £74 million (HY11: £70 million). These items include the release of a longevity transaction reserve no longer required, and the impact of other capital management actions (HY11: one-off provision releases of £70 million, including a £30 million benefit relating to the release of tax provisions associated with the reattribution of the inherited estate). Excluding these one-offs, underlying profit was broadly in line with HY11.
      In Ireland life adjusted operating profit was £8 million (HY11: £32 million), impacted by the closure to new business of our joint venture with AIB on 31 March 2012 and adverse assumption changes reflecting market and economic conditions.
      In France, life adjusted operating profit was £151 million (HY11: £166 million). The reduction was driven by lower unit-linked management charges reflecting the impact of adverse market movements in 2011 on opening funds under management, reduced distribution profits due to lower sales volumes and the effect of the weaker Euro in the current period, partly offset by higher income from participating business.
      In the United States, life adjusted operating profit was £113 million (HY11: £109 million). The US business has continued to focus on profitable growth combined with pricing discipline. Overall operating profit has remained stable as increased spread earnings in 2012 have offset the impact of a beneficial one-off DAC adjustment in 2011.
      In Spain, life adjusted operating profit fell to £94 million (HY11: £109 million), due mainly to favourable reserving releases in the prior period and the weaker Euro in the current period. Although sales were lower in the period, reflecting difficult market conditions, the underlying performance remained stable due to lower expenses. For our operations in Italy, life operating profit was £70 million (HY11: £72 million). Despite lower sales across all products, operating profit has benefitted from reduced new business strain on capital-intensive products, offset by the impact of the weaker Euro.

Higher Growth markets
In Poland, life adjusted operating profit was £74 million (HY11: £90 million), with the reduction mainly driven by lower charges from unit-linked funds as a consequence of legislative changes to pensions business and adverse foreign exchange movements.
      For our markets in Asia, life adjusted operating profit was £30 million (HY11: £38 million) adversely impacted by one-off items in China. In Singapore, profit increased to £24 million (HY11: £21 million), driven by the increased scale and profitability of the business and robust bancassurance sales.

Discontinued operations - Delta Lloyd
Following the deconsolidation of Delta Lloyd as a subsidiary, the life business operating profit for Delta Lloyd is excluded from the Group life business total. In the prior period, life business operating profit of £185 million for Delta Lloyd was included in the Group total which represented 100% of Delta Lloyd's result as a subsidiary up to 6 May 2011.

_________________________________________

Group Performance - IFRS basis continued

2 - Life business profit driver analysis

				6 months 2012
	Note	United Kingdom & Ireland £m	Developed markets excluding UK & Ireland £m	Higher Growth markets £m	Total £m
New business income	a	266	120	71	457
Underwriting margin	b	108	192	59	359
Unit-linked margin	c	212	118	109	439
Participating business	d	34	232	-	266
Spread margin	e	87	327	25	439
Expected return	f	79	82	17	178
Investment return		412	759	151	1,322
Income		786	1,071	281	2,138

Acquisition expenses	g	(225)	(161)	(87)	(473)
Administration expenses	h	(205)	(267)	(64)	(536)
Expenses		(430)	(428)	(151)	(1,009)
DAC/AVIF amortisation and other		121	(216)	(24)	(119)
Life business operating profit - continuing operations		477	427	106	1,010

				Restated 6 months 20111		Full year 2011
	Note	United Kingdom & Ireland £m	Developed markets excluding UK & Ireland £m	Higher Growth markets £m	Total £m	Total £m
New business income	a	258	150	63	471	1,037
Underwriting margin	b	108	210	63	381	815
Unit-linked margin	c	226	135	125	486	976
Participating business	d	21	244	1	266	556
Spread margin	e	80	263	5	348	813
Expected return	f	105	78	16	199	415
Investment return		432	720	147	1,299	2,760
Income		798	1,080	273	2,151	4,612

Acquisition expenses	g	(204)	(205)	(83)	(492)	(995)
Administration expenses	h	(213)	(273)	(60)	(546)	(1,123)
Expenses		(417)	(478)	(143)	(1,038)	(2,118)
DAC/AVIF amortisation and other		111	(143)	1	(31)	(371)
Life business operating profit - continuing operations		492	459	131	1,082	2,123
Life business operating profit - discontinued operations		-	185	-	185	185
Life business operating profit		492	644	131	1,267	2,308

1.  In the UK certain items were re-classified between expected return, administration expenses and other items following a methodology change.

__________________________________________

Group Performance - IFRS basis continued

2 - Life business profit driver analysis continued

	6 months 2012				Restated 6 months 2011				Full year 2011
	United Kingdom & Ireland £m	Developed markets excluding UK & Ireland £m	Higher Growth markets £m	Total £m	United Kingdom & Ireland £m	Developed markets excluding UK & Ireland £m	Higher Growth markets £m	Total £m	Total £m
Note (a)
New business income (£m)	266	120	71	457	258	150	63	471	1,037
APE (£m)	772	652	232	1,656	841	750	242	1,833	3,519
As margin on APE (%)	34%	18%	31%	28%	31%	20%	26%	26%	29%

New business income reflects premiums less initial reserves.

Note (b)
Underwriting margin (£m)	108	192	59	359	108	210	63	381	815
Analysed by:
Expenses (£m)	32	135	22	189	57	138	17	212	447
Mortality and longevity (£m)	37	54	35	126	15	67	39	121	262
Persistency (£m)	39	3	2	44	36	5	7	48	106

Expense margin represents unwind of annual expense allowance on risk business and assumption changes. Mortality and persistency margins reflect conservative reserving for unit-linked, risk and spread business.

Note (c)
Unit-linked margin (£m)	212	118	109	439	226	135	125	486	976
As annual management charge on average reserves (bps)	96	96	161	107	98	91	158	106	109
Average reserves (£bn)	44.2	24.4	13.5	82.1	46.0	29.6	15.8	91.4	89.6

Unit-linked margin represents the return made on unit-linked business. Average reserves include managed pension fund assets not consolidated in the IFRS balance sheet.

Note (d)
Participating business (£m)	34	232	-	266	21	244	1	266	556
As bonus on average reserves (bps)	17	75	-	51	10	75	9	48	51
Average reserves (£bn)	40.6	62.3	2.1	105.0	43.1	65.3	2.2	110.6	109.8

Participating business is shareholders' share of the bonus to policyholders on with-profit and other participating business.

Note (e)
Spread margin (£m)	87	327	25	439	80	263	5	348	813
As spread margin on average reserves (bps)	46	178	263	115	49	154	56	101	116
Average reserves (£bn)	38.0	36.6	1.9	76.5	32.6	34.3	1.8	68.7	70.0

Spread margin represents the return made on annuity and other non-linked business.

Note (f)
Expected return on shareholder assets (£m)	79	82	17	178	105	78	16	199	415
Equity (%)	5.8%	5.8%	n/a	5.8%	7.2%	6.9%	n/a	6.9%	6.9%
Property (%)	4.3%	4.4%	n/a	4.3%	5.7%	5.4%	n/a	5.6%	5.6%
Bonds (%)	4.0%	3.8%	4.7%	3.9%	5.5%	4.3%	4.3%	4.9%	4.9%

Expected return being the return made on shareholder net assets.

Note (g)
Acquisition expenses (£m)	(225)	(161)	(87)	(473)	(204)	(205)	(83)	(492)	(995)
APE (£m)	772	652	232	1,656	841	750	242	1,833	3,519
As acquisition expense ratio on APE (%)	29%	25%	37%	29%	24%	27%	34%	27%	28%

Acquisition expenses include commission incurred in writing new business less deferred costs.

Note (h)
Administrative expenses (£m)	(205)	(267)	(64)	(536)	(213)	(273)	(60)	(546)	(1,123)
As existing business expense ratio on average reserves (bps)	33	43	73	41	35	43	61	40	42
Average reserves (£bn)	122.8	123.3	17.5	263.6	121.7	129.2	19.8	270.7	269.4

Administrative expenses comprise expenses and renewal commissions incurred in managing the existing book.

______________________________________________

Group Performance - IFRS basis continued

2 - Life business profit driver analysis continued

(a) New business income
New business income reduced 3% to £457 million (HY11: £471 million). This reduction was driven by a 10% reduction in sales volumes (on an APE basis) offset by an improvement in new business income margin to 28% (HY11: 26%).
      In the UK & Ireland, volumes reduced significantly as a result of the closure of our joint venture with Allied Irish Bank ('AIB') in Ireland, but the impact of this was more than offset by the improved margin. The margin benefitted from the continuing focus on writing profitable new business and changes in the product mix.
      New business volumes fell overall in the Developed markets, with growth in the US more than offset by reductions in European markets and margin also deteriorated, principally as a result of changes in product mix. In Higher Growth markets, the increase in new business income was driven by improvements in profitability offsetting a small reduction in sales volumes.

(b) Underwriting margin
The underwriting margin reduced to £359 million (HY11: £381 million). The reduction is mainly due to reallocation of part of the mortality margin to new business income, following a methodology change in France, and lower persistency margins in the Higher Growth Markets.

(c) Unit-linked margin
The unit-linked margin fell to £439 million (HY11: £486 million). The margin declined due to lower opening funds under management compared to the prior period, following adverse market movements in the second half of 2011. The margin as a proportion of average reserves increased to 107 bps (HY11: 106 bps). Average unit-linked reserves for HY 2012 were £82 billion (HY11: £91 billion).

(d) Participating business
Income from participating business was stable at £266 million (HY11: £266 million). The shareholder transfer from UK & Ireland with-profit funds increased to £34 million (HY11: £21 million), reflecting terminal bonuses on a higher level of outflows. This increase was offset by reduced income in other Developed markets of £232 million (HY11: £244 million), mainly due to lower returns in Italy. Participating business income relates primarily to France, which includes a fixed management charge of around 50bps on AFER business.

(e) Spread margin
Spread business income grew strongly to £439 million (HY11: £348 million) with growth in reserves of 11% and an improved spread margin on average reserves of 115 bps (HY11: 101 bps). Spread margins relate mainly to US equity indexed deferred annuity and life business and UK annuity business. The increase in income is driven by growth in existing business and higher margins in the US.

(f) Expected return on shareholder assets
Expected returns were £178 million (HY11: £199 million), representing investment income on surplus funds. The reduction in income relates to the UK, due to lower expected earnings on the reattributed estate and other surplus assets, and Ireland, reflecting a change in asset mix and a higher loan interest expense.

(g) Acquisition expenses
Acquisition expenses reduced to £473 million (HY11: £492 million), driven by lower acquisition costs in developed European markets, mainly Italy, driven by the reduction in sales volumes. This was partly offset by higher costs in the UK, reflecting the changes in business mix. The ratio of acquisition expenses to APE was 29% (HY11: 27%).

(h) Administration expenses
Administration expenses reduced to £536 million (HY11: £546 million) reflecting the continued focus on costs across the Group. The expense ratio on average reserves was 41 bps (HY11: 40 bps), on lower average reserves of £264 billion (HY11:£271 billion).

(i) DAC, AVIF and other
DAC, AVIF and other items amounted to a charge of £119 million (HY11: £31 million charge). DAC amortisation charges were higher in the US, as a result of the increased spread margin noted above. In other markets, a number of items contributed to the increase in the charge, including lower distribution company profits in France, prior period reserve releases in Spain and current period one off items in China.

_________________________________________

Group Performance - IFRS basis continued

3 - General insurance and health

	Underwriting result			Longer-term investment return			Operating profit1
	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
General insurance - continuing operations
United Kingdom1,4	28	55	110	208	203	425	226	242	508
Ireland1	(12)	4	(5)	16	20	38	3	24	32
United Kingdom & Ireland	16	59	105	224	223	463	229	266	540
France	19	21	70	25	28	62	44	49	132
Canada1	105	46	97	73	78	168	173	118	254
Italy and Other2	-	(4)	(36)	19	18	34	19	14	(2)
Developed markets	140	122	236	341	347	727	465	447	924
Higher Growth markets	(13)	(9)	(29)	7	6	12	(6)	(3)	(17)
	127	113	207	348	353	739	459	444	907
Health insurance - continuing operations
United Kingdom	-	1	4	4	4	8	4	5	12
Ireland	-	8	10	1	1	2	1	9	12
United Kingdom & Ireland	-	9	14	5	5	10	5	14	24
France	(2)	1	11	1	-	1	(1)	1	12
Developed markets	(2)	10	25	6	5	11	4	15	36
Higher Growth markets	(2)	(4)	(8)	-	-	-	(2)	(4)	(8)
	(4)	6	17	6	5	11	2	11	28
Total - continuing operations	123	119	224	354	358	750	461	455	935
Total - discontinued operations3	-	(28)	(28)	-	34	34	-	1	1
Total	123	91	196	354	392	784	461	456	936

1.
Continuing operating profit includes an unfavourable impact of £16 million resulting from a combination of unwind of discount and pension scheme net finance costs (HY11: £22 million, FY11: £44 million). £10 million unfavourable impact relates to UKGI (HY11: £16 million, FY11: £27 million), £1 million relating to Ireland (HY11: £1 million, FY11: £1 million), £5 million unfavourable impact relates to Canada (HY11: £6 million, FY11: £11 million), £nil relating to Delta Lloyd (HY11: £nil, FY11: £5 million).

2.	Other includes Aviva Re and agencies in run-off.
3.	Discontinued operations relate to the activities of Delta Lloyd prior to its disposal on 6 May 2011.
4.	Prior period United Kingdom General Insurance results included RAC.

	Net written premiums
	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
General insurance - continuing operations
United Kingdom	2,087	2,222	4,371
Ireland	174	200	367
United Kingdom & Ireland	2,261	2,422	4,738
France	458	456	789
Canada	1,081	1,025	2,083
Italy and Other1	237	248	484
Developed markets	4,037	4,151	8,094
Higher Growth markets	93	89	181
	4,130	4,240	8,275
Health insurance - continuing operations
United Kingdom	255	245	473
Ireland	57	57	104
United Kingdom & Ireland	312	302	577
France	123	128	227
Developed markets	435	430	804
Higher Growth markets	50	38	83
	485	468	887
Total - continuing operations	4,615	4,708	9,162
Total - discontinued operations2	-	557	557
Total	4,615	5,265	9,719

1.	Other includes Aviva Re and agencies in run-off.
2.	Discontinued operations relate to the activities of Delta Lloyd prior to its disposal on 6 May 2011.

___________________________________________

Group Performance - IFRS basis continued

3 - General insurance and health continued

Combined operating ratios - general insurance business only

	Claims ratio			Expense ratio			Combined operating ratio
	6 months 2012%	6 months 2011%	Full year 2011%	6 months 2012%	6 months 2011%	Full year 2011%	6 months 2012%	6 months 2011%	Full year 2011%
United Kingdom1	61.5%	62.5%	62.1%	10.3%	10.5%	10.3%	97%	96%	96%
Ireland	71.9%	68.5%	70.7%	23.3%	19.0%	21.1%	106%	98%	102%
United Kingdom & Ireland	62.3%	63.0%	62.8%	11.3%	11.2%	11.1%	98%	97%	97%
France	65.2%	65.0%	61.2%	9.4%	8.7%	11.1%	92%	92%	90%
Canada	57.9%	64.9%	64.1%	12.4%	12.0%	11.9%	90%	96%	95%
Developed markets	62.1%	64.3%	64.1%	11.0%	10.8%	11.0%	95%	96%	96%
Higher Growth markets	76.8%	71.4%	77.9%	21.5%	20.0%	22.9%	115%	108%	117%
Total - continuing operations	62.4%	64.4%	64.4%	11.3%	11.0%	11.3%	95.5%	96.3%	96.8%

1.	United Kingdom excluding Aviva Re and agencies in run-off.

Detailed analysis is given within the IFRS supplement, note A20.
      Ratios are measured in local currency. The total Group ratios are based on average exchange rates applying to the respective periods.

Definitions:
Claims ratio                                Incurred claims expressed as a percentage of net earned premiums.
Expense ratio                             Written expenses excluding commissions expressed as a percentage of net written premiums.
Combined operating ratio        Aggregate of claims ratio, expense ratio and commission ratio.
Commission ratio                       Written commissions expressed as a percentage of net written premiums.

Group operating profit from continuing general insurance and health operations for the period was £461 million (HY11: £455 million), driven by good performance in the UK, absorbing the impact of the disposal of RAC last year, and Canada.
      We continue to apply our reserving policy consistently and to focus on understanding the true cost of claims to ensure that reserves are maintained at a robust level. Prior year reserve movements will vary year to year but our business is predominantly short tail in nature and the loss development experience is generally stable. Over the first half of 2012, we have had prior year releases benefiting operating profit by £37 million.
      The worldwide general insurance combined operating ratio (COR) improved slightly to 95.5% (HY11: 96.3%). The worldwide GI expense ratio is in line with the prior year at 11.3% (HY11: 11.0%).
      The longer term investment return (LTIR) on continuing general insurance and health business assets was lower at £354 million (HY11: £358 million) reflecting lower investment yields compared with the prior period.

United Kingdom & Ireland
Operating profit for our general insurance and health business in the UK and Ireland of £234 million (HY11: £280 million) comprises:
■ £226 million from UK general insurance (HY11: £242 million), the comparative period includes RAC which was sold in September 2011 and does not form part of the results for this year;
■ a contribution of £3 million (HY11: £24 million) from Ireland general insurance; and,
■ £5 million from our UK and Ireland health businesses (HY11: £14 million).

All subsequent commentary relates to our general insurance businesses.
      In the United Kingdom for the first six months of the year total operating profit was £226 million (HY11: £242 million). Excluding the RAC contribution of £49 million in 2011, this represented a like-for-like increase of 17% as we continued to deliver profitable growth through a focus on underwriting, claims and cost management. The action we took last year to exit poor performing business lines has also had a positive effect, particularly in commercial motor where we have seen a 12 percentage point improvement in the combined operating ratio compared to FY11. The result includes an estimated £40 million of weather-related claims costs in June. The overall weather impact was only marginally adverse to the long-term average for the period due to benign weather for the first five months of the period. The result also includes a release of £12 million from prior year claims reserves (HY11: £12 million strengthening) and a small increase in investment return to £208 million (HY11: £203 million).
      Our combined operating ratio was 97% (HY11: 96%), with the improvement in underlying underwriting performance offset by the adverse weather and loss of RAC contribution. The expense ratio has improved to 10.3% (HY11: 10.5%), reflecting our continued focus on efficiency.
      Total net written premiums of £2,087 million (HY11: £2,222 million) are 5% higher on an underlying basis when the contributions from RAC and a one-off corporate partner deal are excluded from HY11. The underlying rise in premiums reflects our focus on the areas we believe provide the most opportunity for profitable growth.
      Personal motor has seen a 13% increase in premiums, excluding RAC, and a combined operating ratio of 96%. We now have 2.4 million personal motor customers, an increase of 185,000 since the start of 2012, fuelled by new initiatives such as Quotemehappy and Multicar. Since the start of 2012, 120,000 new customers joined Quotemehappy. We have also seen like-for-like (excluding the one off corporate partner deal) growth in personal and commercial speciality lines of 7% compared to the first half of 2011. Corporate and Speciality Risks continue to perform well as we grow steadily in line with our risk appetite.

_____________________________________________

Group Performance - IFRS basis continued

3 - General insurance and health continued

We have continued to see good profitability in personal lines, with broadly neutral year-on-year personal motor rating in line with the slowdown in the market, and an increase of 3% applied in homeowner. Whilst conditions in commercial lines remain challenging, the management action we took to exit poor performing accounts last year has resulted in an improvement in profitability. We have applied rating increases of 6% in motor, 2% in property and 3% in liability.
      In Ireland, operating profit has fallen to £3 million (HY11: £24 million) reflecting materially adverse weather claims from June flooding in Cork of £11 million and the difficult economic conditions which have impacted volumes. As a result, the combined operating ratio has risen to 106% (HY11: 98%). We are confident that the restructuring of the business we are undertaking will reduce costs and significantly improve profitability in the future.

France
General insurance and health net written premiums were broadly level at £581 million (HY11: £584 million). This is a 6% increase on a local currency basis, of which 4% was for rate increases and 2% for volume increases.
      General insurance and health operating profit decreased 14% to £43 million (HY11: £50 million) mainly as a result of adverse weather in February 2012, compared with favourable weather in the first half of 2011, partly offset by favourable large and other claim developments. This also contributed to a slight increase in the combined operating ratio to 92.4% (HY11: 91.8%).

Canada
Net written premiums of £1,081 million (HY11: £1,025 million) have increased 5% on HY11 on a sterling basis and 6% on a local currency basis. Sales continue to increase in both personal and commercial lines, this is a reflection of rate increases as well as high retention and new business wins. We now have over 2.4 million policies which is up 45,000 from the same period last year.
      The underwriting result was £105 million (HY11: £46 million), showing the benefits of benign weather, sophisticated pricing and underwriting discipline which delivered good operating results in the first half of the year. The results also benefited from favourable prior year development largely as a result of the Ontario Auto reform. The organisation remains focused on profitable growth, generating operating profit that is up 47% to £173 million (HY11: £118 million). Overall combined operating ratio of 90% (HY11: 96%) also benefited from the improvements in claims ratio reflecting a decrease in both the frequency and severity of claims from HY11.

Italy and Other
Total net written premiums for Italy and Other was £237 million (HY11: £248 million).
      In Italy general insurance net written premiums are 9% lower at £186 million (HY11: £205 million), a decrease of 4% on a local currency basis. This was predominantly driven by a significant decrease in the personal creditor book, partially offset by premium increases on other lines of business.

Higher Growth markets
Overall net written premiums in the general insurance and health business rose to £143 million (HY11: £127 million). The combined operating ratio for higher growth markets was 115% (HY11: 108%), due to higher claims costs especially in Turkey which has more than offset improvements in Poland.
      In Poland, general insurance net written premiums were in line at £32 million (HY11: £33 million), (up 10% on a local currency basis) due to a 10% rate increase for commercial property and volume increases across the portfolio.
      In Asia, net written premiums in the general insurance and health business rose to £61 million (HY11: £50 million) due to strong business growth in Singapore and Indonesia. The operating loss reduced to £1 million (HY11: £4 million).
      In Turkey general insurance net written premiums have increased by 7% to £50 million (HY11: £45 million), a 25% increase on a local currency basis, driven by volume increases and also by rating actions across the portfolio during 2012.

______________________________________________

Group Performance - IFRS basis continued

4 - Fund management

Geographical analysis of fund management adjusted operating profits

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
Aviva Investors1	34	39	88
United Kingdom	4	3	11
Total - continuing operations	38	42	99
Total - discontinued operations	-	11	11
Total	38	53	110

1.
Aviva Investors total operating profit of £35 million (HY11: £41 million, FY11: £91 million) also includes profit from the Aviva Investors pooled pensions business of £1 million (HY11: £2 million; FY11: £3 million), which is included in the life segment.

Worldwide fund management operating profit for continuing operations decreased to £38 million (HY11: £42 million).

Aviva Investors
Operating profit was lower at £34 million for the first half of 2012 (HY11: £39 million). The reduction in profits was as a result of lower performance fees and the sale of Aviva Investors Australia in Q3 2011, partially offset by higher management fee income and lower operating expenditure driven by cost savings.
      During the first half of 2012, investment performance was robust with 64% of funds ahead of benchmark on a weighted 1 and 3 year basis. Net funded external sales (excluding liquidity funds) in the first half were £1.6 billion against £2.5 billion for HY11, a decrease of 36%. This sales total includes around £0.5 billion of redemptions in HY12 following our decision to scale back our presence in the European financial institutions sector.

United Kingdom
United Kingdom operating profit of £4 million relates solely to the Aviva UK investment business (HY11: £3 million). The increase in operating profit is a result of increased funds under management resulting in higher income.

Funds under management
Funds under management at 30 June 2012 were £342 billion (FY 11: £337 billion).

	30 June 2012			31 December 2011
	Aviva Investors £m	Other Aviva and external managers £m	Total £m	Aviva Investors £m	Other Aviva and external managers £m	Total £m
Internal funds under management	218,712	51,611	270,323	210,341	58,663	269,004
Third party funds under management	55,274	16,316	71,590	52,165	15,392	67,557
Funds under management	273,986	67,927	341,913	262,506	74,055	336,561

Funds managed by Aviva Investors were up 4% to £274 billion (FY11: £263 billion), with assets managed for external clients increasing 6% to £55 billion (FY11: £52 billion). The growth in funds under management was due to positive net flows and capital appreciation.
      Further analysis is given within the IFRS supplement, note A21.

_____________________________________________

Group Performance - IFRS basis continued

4 - Fund management continued

Net flows

	Funds under management at 1 Jan 2012 £m	Premiums and deposits, net of reinsurance £m	Claims and redemptions, net of reinsurance £m	Net flows £m	Market and other movements £m	Funds under management at 30 June 2012 £m
Life business
United Kingdom - non profit	75,540	3,011	(2,898)	113	697	76,350
United Kingdom - with-profits	46,178	441	(2,477)	(2,036)	68	44,210
Ireland	8,861	350	(578)	(228)	110	8,743
United Kingdom & Ireland	130,579	3,802	(5,953)	(2,151)	875	129,303
France	62,654	1,952	(2,462)	(510)	1,819	63,963
United States	34,256	2,005	(1,622)	383	1,003	35,642
Italy, Spain and Other	26,246	1,941	(2,924)	(983)	301	25,564
Developed markets	253,735	9,700	(12,961)	(3,261)	3,998	254,472
Higher Growth markets	5,446	461	(327)	134	113	5,693
Life business - continuing operations	259,181	10,161	(13,288)	(3,127)	4,111	260,165

Other funds under management included within consolidated IFRS assets	21,637					21,300
Third party funds under management not included within consolidated IFRS assets	55,743					60,448
Funds under management	336,561					341,913

Life business
United Kingdom and Ireland
During the first half of 2012, the net inflows of £0.1 billion for the UK non-profit business were mainly the result of sales of group personal pensions and individual annuities, offset by lower sales and withdrawals from unit-linked bond products. Net outflows from the with-profits book and Ireland amounted to £2.0 billion and £0.2 billion respectively.

France
Life business net outflows of £0.5 billion are mainly driven by lower sales of savings products and higher redemptions compared to HY11. Other movements reflect adverse foreign exchange movements, driven by the weakening of the Euro against Sterling, which were more than offset by positive market movements.

Italy, Spain and Other
Net outflows of £1.0 billion are primarily driven by Italy (lower savings and protection sales) and Spain (lower savings and protection sales and higher redemptions), reflecting the challenging market and economic conditions across the eurozone. Other movements reflect adverse foreign exchange movements, driven by the weakening of the Euro against Sterling, which were offset by net positive market movements.

United States
Net inflows in our US business are driven by the continued growth of our protection and annuity portfolios. Other movements reflect favourable market movements partly offset by unfavourable foreign exchange impacts.

_________________________________________

Group Performance - IFRS basis continued

5 - Other operations

	6 months 2012	6 months 2011	Full year 2011
	Total £m	Total £m	Total £m
Developed markets	(26)	(17)	(49)
Higher Growth markets	(7)	(14)	(25)
Other operations	(69)	(50)	(133)
Total - continuing operations	(102)	(81)	(207)
Total - discontinued operations	-	(2)	(2)
Total	(102)	(83)	(209)

Other operations costs have increased to £102 million (HY11: £83 million). Within the £26 million total for Developed markets in half year 2012, £11 million relates to expenses incurred in the transfer of the RAC pension scheme. Within the total for other operations, £35 million relates to the running costs of the Aviva Europe and North America regional offices for the first half of the year. Subsequently the North America regional office has closed. The balance is incurred in the Group Centre.
      Note A22 in the IFRS supplement gives further information on the operational cost base.

6 - Corporate centre

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
Project spend	(9)	(11)	(19)
Share awards and other incentive schemes	(4)	(7)	(16)
Central spend	(51)	(48)	(103)
Total	(64)	(66)	(138)

Corporate Centre costs decreased to £64 million (HY11: £66 million) driven mainly by a small reduction in project spend. Share award costs were lower driven by staff leavers and a revaluation of the scheme. These reductions were partly offset by higher central spend.

7 - Group debt costs and other interest

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
External debt
Subordinated debt	(146)	(147)	(302)
Other	(12)	(13)	(22)
Total external debt	(158)	(160)	(324)
Internal lending arrangements	(158)	(134)	(287)
Net finance charge on main UK pension scheme	(18)	(27)	(46)
Total - continuing operations	(334)	(321)	(657)
Total - discontinued operations	-	(4)	(4)
Total	(334)	(325)	(661)

Group debt costs and other interest for continuing operations of £334 million (HY11: £321 million) include external interest on borrowings (mainly subordinated debt), internal lending arrangements and the net finance charge on the main UK pension scheme. External interest costs remained consistent at £158 million (HY11: £160 million) and interest costs on internal lending arrangements increased to £158 million (HY11: £134 million) due to changes in internal debt balances through the period.
      The UK pension scheme net charge represents the difference between the expected return on pension scheme assets and the interest charged on pension scheme liabilities. The net pension charge reduced to £18 million (HY11: £27 million) mostly due to the reduction in the discount rate.

8 - Integration and restructuring costs

The integration and restructuring costs totalled £186 million (HY11: £111 million). This includes costs associated with preparing the businesses for Solvency II implementation of £72 million, a £44 million charge relating to the merging of the UK and Ireland businesses and a £17 million expense associated with the transformation of Aviva Investors. Expenditure relating to other restructuring exercises across the Group is £53 million.

____________________________

Group Performance - IFRS basis continued

9 - Investment return variances and economic assumption changes on life business

(a) Definitions
Operating profit for life business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. Operating profit includes the effect of variance in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions, where not treated as exceptional. Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit.

(b) Economic volatility
The investment variances and economic assumption changes excluded from the life operating profit are as follows:

	Life business
	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
Investment variances and economic assumptions - continuing operations	(212)	(187)	(796)
Investment variances and economic assumptions - discontinued operations	-	(820)	(820)
Investment variances and economic assumptions	(212)	(1,007)	(1,616)

For continuing operations, negative investment variances of £212 million (HY11: £187 million negative) mainly reflect the impact of ongoing volatility of asset values in our Developed markets. The majority of this variance relates to the UK, where the allowance for credit defaults on UK commercial mortgages has increased reflecting up-to-date market information, and there have also been adverse market movements on other assets. Elsewhere, positive variances in the US, Italy and France have been offset by the adverse impact of widening credit spreads on Spanish assets. In the prior period, the negative variance related primarily to the impact of increased credit spreads on assets in Italy and Ireland.
      The variance for discontinued operations in the prior period refers to the result for Delta Lloyd up to the partial disposal on 6 May 2011. Liabilities in Delta Lloyd are discounted using a yield curve based on a fully collateralised AAA bond portfolio. Over the period up to the partial disposal, the AAA collateralised bond credit spread narrowed by about 80bps as a result of changes in the underlying bond index, which was the main driver of the negative variance of £820 million.

(c) Assumptions
The expected rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification under IFRS.
      The principal assumptions underlying the calculation of the expected investment return for equities and properties are:

		Equities			Properties
	6 months 2012%	6 months 2011%	Full year 2011%	6 months 2012%	6 months 2011%	Full year 2011%
United Kingdom	5.8%	7.2%	7.2%	4.3%	5.7%	5.7%
Eurozone	5.9%	6.9%	6.9%	4.4%	5.4%	5.4%

The expected return on equities and properties has been calculated by reference to the 10 year swap rate in the relevant currency plus an appropriate risk margin. These are the same assumptions as are used under MCEV principles to calculate the longer-term investment return for the Group's life business.
      For fixed interest securities classified as fair value through profit or loss, the expected investment returns are based on average prospective yields for the actual assets held less an adjustment for credit risk. Where such securities are classified as available for sale, such as in the United States, the expected investment return comprises the expected interest or dividend payments and amortisation of the premium or discount at purchase.

_______________________________

Group Performance - IFRS basis continued

10 - Short-term fluctuation in return on investments on general insurance and health business

	General insurance and health
Continuing operations	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
Net investment income	422	369	725
Foreign exchange on unrealised gains/losses and other charges	(11)	(91)	(99)
	411	278	626
Analysed between:
Longer-term investment return, reported within operating profit	354	358	750
Short-term fluctuations in investment return, reported outside operating profit	57	(80)	(124)
	411	278	626
Short-term fluctuations on general insurance and health	57	(80)	(124)
Short-term fluctuations on other operations1	(26)	-	(142)
Total short-term fluctuations as per Group operating profit - continuing operations	31	(80)	(266)
Total short-term fluctuations as per Group operating profit - discontinued operations	-	(60)	(60)
Total short-term fluctuations as per Group operating profit	31	(140)	(326)

1 Represents assets backing non-life business in France holding company.

The longer-term investment return is calculated separately for each principal non-life business unit. In respect of equities and properties, the return is calculated by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer-term rate of investment return. The longer-term rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return. The allocated longer-term return for other investments is the actual income receivable for the year. Actual income and longer-term investment return both contain the amortisation of the discounts/premium arising on the acquisition of fixed income securities.
      General insurance and health includes the impact of the unrealised and realised gains on Group centre investments, including the centre hedging programme which is designed to economically protect the total Group's capital against adverse equity and foreign exchange movements.
      The total assets supporting the general insurance and health business, which contribute towards the longer-term return, are:

	30 June 2012 £m	Restated 30 June 2011 £m	Restated 31 December 2011 £m
Debt securities	9,515	10,059	9,371
Equity securities	450	419	551
Properties	144	129	152
Cash and cash equivalents	2,327	2,605	2,315
Other	6,193	5,005	6,476
Assets supporting general insurance and health business	18,629	18,217	18,865
Assets supporting other non-life business1	233	385	268
Total assets supporting non-life business	18,862	18,602	19,133

1 Represents assets in France holding company backing non-life business.

The principal assumptions underlying the calculation of the longer-term investment return are:

	Longer-term rates of return equities			Longer-term rates of return property
	6 months 2012%	6 months 2011%	Full year 2011%	6 months 2012%	6 months 2011%	Full year 2011%
United Kingdom	5.8%	7.2%	7.2%	4.3%	5.7%	5.7%
Ireland	5.9%	6.9%	6.9%	4.4%	5.4%	5.4%
France	5.9%	6.9%	6.9%	4.4%	5.4%	5.4%
Canada	5.8%	7.0%	7.0%	4.3%	5.5%	5.5%
Netherlands - Discontinued	5.9%	6.9%	6.9%	4.4%	5.4%	5.4%

The underlying reference rates are at E15 within the MCEV financial supplement.

________________________________

Group Performance - IFRS basis continued

11 - Economic assumption changes on general insurance and health business

Economic assumption changes of £18 million adverse (HY11: £8 million adverse) arise as a result of the reduction in the swap rate used to discount latent claims reserves.

12 - Impairment of goodwill, associates, joint ventures and other amounts expensed

Impairment of goodwill, associates and joint ventures is a charge of £603 million (HY11: £20 million charge). This was driven by an impairment of £787 million in relation to goodwill on the US business following a business review and a small write down in Italy. These write offs were partly offset by a reversal of the impairment recognised in FY11 in respect of our investment in Delta Lloyd of £205 million. The total writedown relating to US goodwill and intangibles is £876 million, with the balance of £89 million included within amortisation and impairment of intangibles.

13 - Loss on the disposal of subsidiaries and associates

The total Group loss on disposal of subsidiaries and associates was £30 million (HY11: £43 million loss). This includes £21 million arising from residual costs related to the sale of RAC in September 2011.

14 - Exceptional items

Exceptional items are those items that do not form part of other disclosures and in the Directors' view are required to be separately disclosed by virtue of their size or incidence to enable a full understanding of the Group's financial performance. There were no exceptional items during the first half of 2012 (HY11: £nil).

15 - Share of the results of Delta Lloyd as an associate

The Group's share of the results of its associate interest in Delta Lloyd for the period was an expense of £304 million. This included operating profit of £112 million, a non-operating charge of £523 million (which primarily reflects the adverse impact of investment variances relating to differing movements in the asset and liability yield curves used by Delta Lloyd) and a tax credit of £107 million. In addition, as described in note 12 above, an amount previously recognised in FY11 as an impairment of £205 million has been reversed during the current period.

________________________________

New Business

16 - Life and pensions sales

	Present value of new business premiums			Value of new business			New business margin
Life and pensions (gross of tax and non controlling interests)	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m	6 months 2012%	6 months 2011%	Full year 2011%
United Kingdom	5,387	5,434	11,254	182	190	380	3.4%	3.5%	3.4%
Ireland	342	553	917	(6)	2	(4)	(1.8)%	0.4%	(0.4)%
United Kingdom & Ireland	5,729	5,987	12,171	176	192	376	3.1%	3.2%	3.1%
France	1,944	2,345	4,047	62	97	142	3.2%	4.1%	3.5%
United States	2,073	1,658	3,932	(138)	(86)	(131)	(6.7)%	(5.2)%	(3.3)%
Italy	1,259	1,778	2,993	14	50	75	1.1%	2.8%	2.5%
Spain	705	1,015	1,926	21	49	86	3.1%	4.8%	4.5%
Other	98	155	262	-	3	5	-	1.9%	1.9%
Developed markets	11,808	12,938	25,331	135	305	553	1.1%	2.4%	2.2%
Poland	201	305	487	18	20	45	9.0%	6.6%	9.2%
Asia	913	902	1,782	37	34	71	4.1%	3.8%	4.0%
Other	181	172	320	15	10	20	8.3%	5.8%	6.3%
Higher Growth markets	1,295	1,379	2,589	70	64	136	5.4%	4.6%	5.3%
Total life and pensions - continuing operations	13,103	14,317	27,920	205	369	689	1.6%	2.6%	2.5%
Total life and pensions - discontinued operations1	-	1,085	1,085	-	1	1	-	0.1%	0.1%
Total life and pensions	13,103	15,402	29,005	205	370	690	1.6%	2.4%	2.4%

1. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

See New Business section for further analysis of sales volumes. New business internal rates of return are included in the Capital Management section.

Developed Markets
United Kingdom & Ireland
In the United Kingdom total life and pensions sales were broadly flat at £5,387 million (HY11: £5,434 million) as we concentrated on maintaining a disciplined approach to pricing and capital usage in a difficult market. Excluding Bulk Purchase Annuities, (where we are focused on writing smaller, more profitable deals), sales were up 4%.
      Overall new business IRR was 15% which was in line with year-end but down on prior year (HY11: 16%).
Pensions sales were up 2% to £2,762 million (HY11: £2,708 million). Within this, Group Personal Pensions sales were £1,661 million, 17% higher than HY11 (£1,420 million) as we continued our move into the larger scheme, 'free of commission' market in the run up to the implementation of the Retail Distribution Review. Individual Pensions (including SIPP) sales were up 5% to £1,009 million (HY11: £965 million), including 80% growth in SIPP sales to £144 million (HY11: £80 million). Corporate Pensions were down to £91 million (HY11: £323 million).
      Sales of Annuities were down 3% to £1,555 million (HY11: £1,610 million) reflecting our focus on smaller, more profitable BPA schemes. Individual Annuities sales were £1,492m, up 14% on prior year (HY11: £1,305 million) and we remain market leader3. Sales of Bulk Purchase Annuities were £63 million (HY11: £305 million). Sales of Equity Release were £209 million (HY11: £160 million); up 31% as we deployed risk based pricing expertise, developed in the annuities market, to this product.
      Protection sales were 24% higher than HY11 at £608 million (HY11: £490 million). We were also pleased to recently announce a further strategic partnership for the sale of protection products with Tesco and we anticipate reporting volumes from this deal in the fourth quarter of 2012.
      Sales of Bonds continue to be impacted by the change in distribution in advance of the Retail Distribution Review. Sales were down 46% to £253 million (HY11: £466 million) and we expect this trend to continue in the second half of the year.
      Our business in Ireland saw sales down 38% to £342 million with a reduced IRR and margin. The main driver of the decrease was the closure to new business of our joint venture with Allied Irish Bank ('AIB') from April 2012. Our non AIB business produced sales of £251 million (HY11: £278 million). This is a decrease of 4% on a local currency basis and is a reflection of wider market falls in Ireland.

3 Based on ABI Q1 data
________________________________

New Business continued

16 - Life and pensions sales continued
France
Market uncertainties have led to a 17% decrease in life and pensions sales to £1,944 million (HY11: £2,345 million), a decrease of 12% on a local currency basis with sales of both the AFER product and those through Credit du Nord declining. This level nevertheless outperforms the French market which declined by 17%4. Sales of the AFER product have recovered slightly since the deterioration in the first quarter as the annual rate announcement has supported consumer confidence. Investment market conditions have impacted the margin on participating business leading to an overall decline in the French margin which is now 3.2% (HY11: 4.1%). In spite of difficult market conditions the IRR was up at 11.1% (HY11: 10.8%).

United States
Total life and pension sales increased 25% to £2,073 million (HY11: £1,658 million) pricing discipline has been maintained and the increase partly reflects the low comparator for HY11. We continue to focus on growth of our life business with life sales now accounting for 30% of total sales (HY11: 28%). Individually, life sales grew 34% to £613 million (HY11: £456 million) and annuity sales increased 21% to £1,460 million (HY11: £1,202 million).
      As we enter the second half of the year, we expect annuity sales to be relatively flat in comparison to 2011 due to the current low interest rate environment in the US and as we focus on value over volume. The life new business IRR remains stable at 14% (HY11: 14%).

Italy
In Italy the ongoing tough economic environment has led to a 29% deterioration in life and pensions sales at £1,259 million (HY11: £1,778 million), with a 49% fall in protection as demand for mortgages continues to be weak combined with reduced consumer appetite for unit-linked products. Investment market conditions have particularly affected the profitability of with profits products leading to a decreased margin of 1.1% (HY11: 2.8%) whilst IRR remains at 12% (HY11: 12%). In Italy we are focused on improving financial performance in difficult trading conditions, reducing the capital intensity of new business and securing a more profitable product mix.

Spain
The challenges facing the economy continue to impact Spain's results with life and pensions sales decreasing by 31% to £705 million (HY11: £1,015 million). Protection sales have decreased 26% against a backdrop of a 45%5 fall in mortgages; we are now the market leader in individual protection sales6.
      The reduction in absolute volume of protection sales has caused a fall in the overall margin from 4.8% to 3.1%.

Higher Growth Markets
Poland
Life and pensions sales are down 34% to £201 million (HY11: £305 million), a reduction of 26% on a local currency basis. We have been successful in increasing margin to 9% and IRR to 22% (HY11: 6.6%; 20% respectively) which reflects the repositioning of the sales force and a positive movement in mix. There have been several factors contributing to the decline in sales including the change in regulation to prevent the proactive marketing of pension products and a large group protection scheme sold in HY11.

Asia
Singapore continued to show strong growth with a 27% increase in life and pension sales to £309 million (HY11: £244 million), driven by robust bancassurance sales performance with the Development Bank of Singapore.
      In China, industry growth has slowed with the economic downturn and the impact of prior year changes to bancassurance regulations. Attractive bank deposit rates have further reduced demand for longer term insurance savings plans. Life and pension sales decreased by 22% to £161 million (HY11: £207 million). We continue to shift our focus from investment-oriented products to protection products and to build our customer base in the high net worth segment of the market in the face of heightened competition across all distribution channels.
      In India, life and pension sales increased by 12% to £56 million (HY11: £50 million), 27% on local currency basis, as we strengthened our distribution network and focussed on traditional business in line with industry trends following changes to market regulation.
      In other markets, life and pension sales decreased by 3% to £387 million (HY11: £401 million). Korea life and pensions sales were down 3%, while Malaysia's life and pension sales increased by 48% driven by the success of marketing campaigns. Hong Kong's life and pension sales decreased by 24% mainly in unit-linked products, as we continue to face a challenging economic environment, and strong competition from the industry.

Other higher growth markets
Life and pensions sales in Turkey have increased by 13% to £141 million (HY11: £125 million), with strong sales of pensions maintaining our position as second in this market7.
      Life and pensions sales in Russia have decreased by 15% to £40 million (HY11: £47 million).

4. FFSA or Fédération Française des Sociétés d'Assurances as at June 2012.
5. The Instituto Nacional de Estadistica (INE) based on a 45% decrease in household mortgage approvals by value from the 12 months to May 2011 to the 12 months to May 2012.
6. Investigación Cooperativa entre Entidades Aseguradores as at 31 March 2012.
7. Turkish pensions - Monitoring centre (www.egm.org.tr)

______________________

New business continued

17 - Investment sales

	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m
United Kingdom & Ireland	823	782	1,689
Aviva Investors	1,043	931	1,583
Higher Growth markets	68	117	201
Total investment sales - continuing operations	1,934	1,830	3,473
Total investment sales - discontinued operations1	-	170	170
Total investment sales	1,934	2,000	3,643

1. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

Total investment sales from continuing operations of £1,934 million were 6% higher than the same period last year (HY11: £1,830 million).
      UK & Ireland investment sales (Collectives Investments) increased to £823 million (HY11: £782 million) in difficult trading conditions, supported by good growth in sales through our wrap platform, up 66% to £92 million.
      Aviva Investors investment sales increased by 12% to £1,043 million (HY11: £931 million) reflecting continued strong inflows into the Global High Yield and the Emerging Market Bond & Equity funds (which account for 60% of sales) as well as new mandates in Taiwan.
      Investment sales in Higher Growth markets were 42% lower at £68 million (HY11: £117 million) reflecting continued challenging market conditions in Singapore.

 -----------------------------------------------------------

Capital Performance

18 - Capital generation and utilisation

The active management of the generation and utilisation of capital is a primary Group focus, with the balancing of new business investment and shareholder distribution with operating capital generation a key financial priority.
      The half-year 2012 result of £0.9 billion reinforces our confidence in the capital generation position of the Group. Profits from existing life business remain strong, generating £1.0 billion of capital (HY11: £1.0 billion), with a further £0.3 billion (HY11: £0.3 billion) generated by the general insurance and fund management business and other operations businesses. Capital invested in new business was £0.4 billion (HY11: £0.5 billion), and continues to benefit from management actions to improve capital efficiency. The £0.4 billion of capital investment is mostly life new business with the impact of capital investment in non-life business broadly neutral over the period.

	6 months 2012 £bn	6 months 2011 £bn	Full year 2011 £bn
Operating capital generation:
Life in-force profits	1.0	1.0	2.3
General insurance, fund management and other operations profits	0.3	0.3	0.6
Operating capital generated before investment in new business	1.3	1.3	2.9
Capital invested in new business	(0.4)	(0.5)	(0.8)
Operating capital generated after investment in new business	0.9	0.8	2.1

Operating capital generation comprises the following components:
- Operating Free surplus emergence, including release of required capital, for the life in-force business (net of tax and minorities);
- Operating profits for the general insurance and non-life businesses (net of tax and minorities);
-  Capital invested in new business. For life business this is the impact of initial and required capital on free surplus. For general insurance business this reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature

-  Post deconsolidation on 6 May 2011, all Delta Lloyd capital generation, including life business, has been included within general insurance, fund management and other operations profits on an IFRS basis.

 The amount of operating capital remitted to Group is dependent upon a number of factors including non-operating items and local regulatory requirements.

19 - Internal rate of return and payback period

As set out above, the Group generates a significant amount of capital each year. This capital generation supports both shareholder distribution and reinvestment in new business. The internal rates of return on new business written during the period are set out below. We manage new business against a target IRR of 13% or above and a target payback of 10 years or less.

	6 months 2012 IRR %	6 months 2011 IRR %	Full year 2011 IRR %	6 months 2012 Payback period years	6 months 2011 Payback period years	Full year 2011 Payback period years
United Kingdom	15%	16%	15%	7	7	7
Ireland	2%	8%	6%	20	8	12
United Kingdom & Ireland	13%	15%	14%	9	7	8
France	11%	11%	11%	8	8	8
United States	14%	14%	14%	5	5	5
Spain	16%	23%	23%	4	4	4
Italy	12%	12%	12%	6	6	6
Other	8%	8%	9%	10	9	8
Developed markets	13%	14%	14%	7	6	6
Poland	22%	20%	24%	4	5	4
Asia	12%	13%	13%	11	12	12
Other	29%	23%	22%	3	3	4
Higher Growth markets	17%	17%	17%	8	8	9
Total excluding Delta Lloyd	13.6%	14.3%	14.4%	7	6	7
Delta Lloyd1	-	10%	10%	-	10	10
Total	13.6%	13.9%	14.3%	7	7	7

1. Comparative periods include the results of Delta Lloyd up to 6 May 2011.

__________________________

20 - Return on equity

On an IFRS basis return on equity shareholders' funds is 10.7% (FY11: 12.0%) falling as a result of lower operating return.

	IFRS basis
	Annualised 30 June 2012%	31 December 2011%
Life assurance	10.2%	10.7%
General insurance and health	11.4%	13.8%
Fund management	24.8%	32.1%
Other business	13.1%	124.4%
Corporate	217.5%	39.5%
Return on total capital employed (excluding Delta Lloyd)	8.2%	9.4%
Delta Lloyd	21.6%	5.7%
Return on total capital employed	8.7%	8.6%
Subordinated debt	4.8%	4.9%
External debt	2.6%	1.3%
Return on total equity	10.1%	10.2%
Less: Non-controlling interests	11.8%	6.0%
Direct capital instruments and fixed rate Tier 1 notes	-	4.3%
Preference capital	8.5%	8.5%
Return on equity shareholders' funds	10.7%	12.0%
________________________________

Capital performance continued

21 - Net asset value

At 30 June 2012 IFRS net asset value per share was 395 pence (FY11: 435 pence), the decrease driven by investment losses, impairment of goodwill and intangible assets in the US, losses in Delta Lloyd (principally driven by movements in the DLG curve), and the payment of the 2011 final dividend. MCEV net asset value per share was 421 pence (FY11: 441 pence) decreasing due to similar factors.

			IFRS			MCEV
	30 June 2012 £m	30 June 2011 £m	31 December 2011 £m	30 June 2012 £m	Restated 30 June 2011 £m	31 December 2011 £m
Total equity at 1 January	15,363	17,725	17,725	15,495	20,205	20,205
Movement in Delta Lloyd equity to 6 May 2011
(Loss)/profit after tax recognised in the income statement, excluding loss on disposal	-	(492)	(492)	-	(74)	(74)
Other comprehensive income, net of tax	-	82	82	-	131	131
Other net equity movements	-	(10)	(10)	-	(41)	(41)
	-	(420)	(420)	-	16	16
Deconsolidation of Delta Lloyd:
Movement in ordinary shareholders' equity	-	(632)	(632)	-	(157)	(157)
Movement in non-controlling interests	-	(1,770)	(1,770)	-	(1,484)	(1,484)
	15,363	14,903	14,903	15,495	18,580	18,580

Operating profit after tax	777	845	1,648	872	938	2,241
Non-operating items after tax	(1,458)	(380)	(1,064)	(492)	(186)	(5,027)
Actuarial gains/(losses) on pension schemes	123	(8)	974	123	(8)	974
Foreign exchange rate movements	(226)	209	(254)	(202)	400	(461)
Other comprehensive income, net of tax	105	(54)	(106)	(48)	(71)	(310)
Dividends and appropriations net of scrip	(436)	(276)	(506)	(436)	(276)	(506)
Other net equity movements	357	(34)	(232)	357	(3)	4
Total equity at 30 June/31 December	14,605	15,205	15,363	15,669	19,374	15,495

Preference share capital, direct capital instruments and fixed rate tier 1 notes	(1,582)	(1,190)	(1,190)	(1,582)	(1,190)	(1,190)
Non-controlling interests	(1,499)	(1,844)	(1,530)	(1,808)	(2,580)	(1,476)
Net assets attributable to Ordinary shareholders of Aviva plc at 30 June/31 December (excluding preference shares)	11,524	12,171	12,643	12,279	15,604	12,829
Number of shares	2,918	2,863	2,906	2,918	2,863	2,906
Net asset value per share	395p	425p	435p	421p	545p	441p

___________________________

Capital performance continued

22 - European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	30 June 2012 £bn	31 December 2011 £bn
Insurance Groups Directive (IGD) capital resources	6.6	9.3	15.9	14.1
Less: capital resources requirement (CRR)	(6.6)	(6.2)	(12.8)	(11.9)
Insurance Group Directive (IGD) excess solvency	-	3.1	3.1	2.2
Cover over EU minimum (calculated excluding UK life funds)		1.5 times		1.3 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has increased by £0.9 billion since 31 December 2011 to

£3.1 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2011	2.2
Operating profits net of other income and expenses	0.4
Dividends net of scrip	(0.4)
Market movements including foreign exchange1	0.6
Movement in hybrid debt	0.2
UK reinsurance transactions	0.1
Increase in Capital Resources Requirement	(0.1)
Other regulatory adjustments	0.1
Estimated IGD solvency surplus at 30 June 2012	3.1

1. Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

23 - Sensitivity analysis

The sensitivity of the group's total equity, excluding Delta Lloyd, on an IFRS basis and MCEV basis at 30 June 2012 to a 10% fall in global equity markets, a rise of 1% in global interest rates or a 0.5% increase in credit spreads is as follows:

31 December 2011 £bn	IFRS basis	30 June 2012 £bn	Equities down 10% £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
15.1	Life savings	14.2	(0.2)	(0.8)	(0.5)
5.6	General insurance and other	5.4	-	(0.3)	0.4
(5.3)	Borrowings2	(5.0)	-	-	-
15.4	Total equity	14.6	(0.2)	(1.1)	(0.1)

			Equities down 10%
31 December 2011 £bn	MCEV basis	30 June 2012 £bn	Direct £bn	Indirect £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
15.2	Life savings1	15.3	(0.2)	(0.3)	0.2	(2.3)
5.6	General insurance and other	5.4	-	-	(0.3)	0.4
(5.3)	Borrowings2	(5.0)	-	-	-	-
15.5	Total equity	15.7	(0.2)	(0.3)	(0.1)	(1.9)

1. Assumes MCEV assumptions adjusted to reflect revised bond yields.
2. Comprising external and subordinated debt.

_________________________

Capital performance continued

23 - Sensitivity analysis continued

These sensitivities assume a full tax charge/credit on market value assumptions. The interest rate sensitivity also assumes an equivalent movement in both inflation and discount rate (i.e. no change to real interest rates) and therefore incorporates the offsetting effects of these items on the pension scheme liabilities. A 1% increase in the real interest rate has the effect of reducing the pension scheme liability by £1.3 billion.
      The 0.5% increased credit spread sensitivities for IFRS and MCEV do not make an allowance for any adjustment to risk-free interest rates. MCEV sensitivities assume that the credit spread movement relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk. Life IFRS sensitivities provide for any impact of credit spread movements on liability valuations. The IFRS and MCEV sensitivities also include the allocation of staff pension scheme sensitivities, which assume inflation rates and government bond yields remain constant. In practice, the sensitivity of the business to changes in credit spreads is subject to a number of complex interactions. The impact of the credit spread movements will be related to individual portfolio composition and may be driven by changes in credit or liquidity risk; hence, the actual impact may differ substantially from applying spread movements implied by various published credit spread indices to these sensitivities.

Group IGD
The sensitivity of the Group's IGD surplus reflects the impact of the hedges we have put in place as part of our long-term strategy to protect the group from extreme market movements. We continue to actively manage our exposures to further market volatility, with ongoing hedging strategies in place. The impact of further equity market falls on the Group's IGD surplus, after allowing for the impact of the partial disposal of Delta Lloyd in July, is as follows:

£bn
Equities down 10%	(0.1)
Equities down 20%	(0.3)
Equities down 30%	(0.4)
Equities down 40%	(0.6)

The Group's IGD exposure to a global increase in interest rates has increased during the half year, in line with improvements in the regulatory value of debt securities in continental Europe. We continue to monitor our IGD exposure to debt securities in continental Europe with reference to local regulatory requirements and the matching of asset and liability cash flows.

24 - Financial flexibility

The Group's borrowings are primarily comprised of long dated hybrid instruments with maturities spread over many years, minimising refinancing risk. In addition to central liquid asset holdings of £1.4 billion, the Group also has access to unutilised committed credit facilities of £2.1 billion provided by a range of leading international banks.

25 - Risk management

As a global insurance group, risk management is at the heart of what we do and is the source of value creation as well as a vital form of control. It is an integral part of managing and maintaining financial strength and stability for our customers, shareholders and other stakeholders. The Group's risk strategy is to invest its available capital to optimise the balance between return and risk while maintaining an appropriate level of economic (i.e. risk-based) capital and regulatory capital. Consequently, our risk management goals are to:
■ Embed rigorous risk management throughout the business, based on setting clear risk appetites and staying within these;
■ Allocate capital where it will make the highest returns on a risk-weighted basis; and
■ Meet the expectations of our customers, investors and regulators that we will maintain capital surpluses to ensure we can meet our liabilities even if a number of extreme risks materialise.

The risk management framework (RMF) in Aviva forms an integral part of the management and Board processes and underpins decision-making across the group. The key elements of our RMF comprise risk appetite, risk modelling, roles and responsibilities, risk policies and business standards, risk governance and oversight. The group's approach to risk management enables us to actively identify, measure, manage, monitor and report significant existing or emerging risks on a continuous basis.
      For the purposes of risk identification and measurement, risks are usually grouped by risk type: credit, market, liquidity, general insurance, life insurance and operational risk.

___________________

Capital performance continued

25 - Risk management continued

Risk environment
The first six months of 2012 have seen continued volatility in the financial markets. Weak economic data and the absence of decisive political action have unwound early first quarter gains, with credit spreads remaining wider than historical levels and peripheral European equities, (particularly financials) remaining volatile. The threat of further adverse developments in the Eurozone persists and, in the more extreme scenarios, could cause contagion across the financial markets and economies.
      As discussions on the Omnibus II Directive (the amendments to the Solvency II Directive) and technical standards continue, there is still significant uncertainty over the detailed requirements of the new prudential regime. Aviva continues to actively participate in the development of Solvency II through key European industry working groups.

Risk profile
The types of risk to which the Group is exposed have not changed significantly over the half-year to 30 June 2012 or as a result of the revised strategic plan and remain credit (including exposure to sovereign debt), market, life insurance, general insurance, liquidity, operational and reputational risks.
      Reflecting Aviva's objective of building financial strength and reducing capital volatility, the Group has taken steps to amend its risk profile. These include a sell down of approximately €2 billion8 (gross of minority interests) Italian government bonds and a reduction in credit exposure to European financial institutions. As described below, a number of foreign exchange rate, credit and equity hedges are also in place. Restrictions on non-domestic investment in sovereign and corporate debt from Greece, Ireland, Italy, Portugal and Spain remain in place and balance sheet volatility will be further reduced following the 21% sell down of Delta Lloyd in July 2012. The reduction in credit and equity exposure noted above also reflects a broader move towards a more balanced risk profile.
      Going forward, the Group's focus will be on fewer businesses and the resulting exit of non-core businesses will reduce the amount of Group capital employed in less economically profitable segments, decrease balance sheet volatility and required capital, and will allow capital to be re-employed in segments that optimise the return on risk based capital.
      We provide more detail on the risk profile and the management of material risks and uncertainties in note A17 - Risk Management. Our risk management processes enable us to monitor all our capital measures and to identify and manage mismatches between our assets and liabilities. These processes include the use of derivative hedges which are described in more detail below.

Equity hedging
Alongside use of derivatives for portfolio management and the local management of equity risk within each business unit, the Group has maintained a long-term strategy to manage its residual overall equity risk through the use of derivatives. As at 30 June 2012 the Group's shareholder funds held approximately £3 billion notional of equity hedges, with up to a year to maturity.

Credit hedging
In late 2011 the Group implemented the first of a series of macro credit hedges to reduce the overall credit risk exposure. The Group has increased the notional size of these long-term hedges during the first half of 2012 to £4 billion.

Interest rate hedging
Interest rate hedges are used widely to manage asymmetric interest rate exposures across our life insurance businesses as well as being an efficient way to manage cash flow and duration matching. The most material examples relate to guaranteed annuity exposures in both the UK and Ireland. These hedges are used to protect against interest rate falls and are sufficient in scale to materially reduce the Group's interest rate exposure.

Currency hedging
At a Group level we actively seek to manage foreign currency risk primarily by matching assets and liabilities in functional currencies at the business unit level. Foreign currency dividends from subsidiaries are hedged using foreign exchange forward contracts to provide certainty regarding the sterling value to be received by Group. Derivatives have also been used to reduce foreign exchange balance sheet translation risk. At 30 June 2012 the Group had in place zero cost collar Euro and Canadian Dollar hedges with notional values of £2.0 billion and £0.3 billion respectively. These hedges are used to protect the Group's capital against a significant depreciation in the local currency versus sterling.

8 This is  equivalent to a reduction in shareholder exposure in participating and shareholder funds, net of minority interests and market movements of just under £1 billion.

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Capital performance continued

26 - EEV equivalent embedded value

The embedded value of Aviva shown below is based on the projected future profits allowing for expected investment returns in excess of risk-free, and discounts those profits at a risk-discount rate. This result is deemed more comparable to other UK insurers who publish European Embedded Value (EEV) than market consistent embedded value.
      The expected release of future profits and required capital is shown in five-year groups. Projected cash flows are those used for Implied Discount Rate (IDR) calculations for in-force business.
      The discount rate applied is 7.1% (FY11: 7.05%), based on a risk-free rate of 2%, a risk margin of 4.7% and an allowance for the time value of options and guarantees of 0.4%.
      The new business margin on continuing operations (net of tax and non-controlling interests) for business written during the period to 30 June 2012 is 2.1% (MCEV: 1.2%).

Segmental analysis of life and related business EEV equivalent embedded value

	Net worth			VIF on traditional embedded value			Embedded value
	30 June 2012 £bn	30 June 2011 £bn	31 December 2011 £bn	30 June 2012 £bn	30 June 2011 £bn	31 December 2011 £bn	30 June 2012 £bn	30 June 2011 £bn	31 December 2011 £bn
United Kingdom & Ireland	4.2	4.4	4.3	3.4	3.6	3.6	7.6	8.0	7.9
Developed markets excluding United Kingdom & Ireland	4.3	4.0	4.3	2.2	3.3	2.6	6.5	7.3	6.9
Developed markets	8.5	8.4	8.6	5.6	6.9	6.2	14.1	15.3	14.8
Higher Growth markets	0.7	0.6	0.7	1.2	1.4	1.3	1.9	2.0	2.0
Total covered business	9.2	9.0	9.3	6.8	8.3	7.5	16.0	17.3	16.8
Non-covered business							1.0	1.5	1.7
Total Group EV							17.0	18.8	18.5
Less preference share capital, direct capital instruments and fixed rate tier 1 notes							(1.6)	(1.2)	(1.2)
Equity attributable to ordinary shareholders on an EV basis							15.4	17.6	17.3

Maturity profile of undiscounted EEV equivalent embedded value cash flows
Total in-force business
To show the profile of the free surplus emergence implicit in the traditional embedded value calculation for in-force business, the cash flows have been split into five year tranches depending on the date when the profit is expected to emerge.

30 June 2012		Release of future profits and required capital					Total net of non-controlling interest
£bn	Free surplus	0-5	6-10	11-15	16-20	20+
United Kingdom & Ireland	1.1	2.8	2.9	2.5	2.1	4.5	14.8
Developed markets excluding United Kingdom & Ireland	(0.3)	4.0	2.5	2.0	1.5	3.7	13.7
Developed markets	0.8	6.8	5.4	4.5	3.6	8.2	28.5
Higher Growth markets	0.3	1.0	0.6	0.4	0.4	1.1	3.5
Total	1.1	7.8	6.0	4.9	4.0	9.3	32.0

31 December 2011		Release of future profits and required capital					Total net of non- controlling interest
£bn	Free surplus	0-5	6-10	11-15	16-20	20+
United Kingdom & Ireland	1.0	3.0	3.1	2.6	2.0	4.5	15.2
Developed markets excluding United Kingdom & Ireland	0.0	4.0	2.6	2.0	1.7	4.0	14.3
Developed markets	1.0	7.0	5.7	4.6	3.7	8.5	29.5
Higher Growth markets	0.3	1.0	0.6	0.4	0.4	1.1	3.5
Total	1.3	8.0	6.3	5.0	4.1	9.6	33.0

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Analysis of Assets

As an insurance business, the Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which Aviva manages its investments. In addition, to support this, Aviva also uses a variety of hedging and other risk management strategies to diversify away residual mis-match risk that is outside of the Group's risk appetite.

27 - Total assets

30 June 2012	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Loans	481	5,907	20,530	26,918	-	26,918
Financial investments
Debt securities	14,659	80,083	59,975	154,717	(1,441)	153,276
Equity securities	20,807	9,571	1,076	31,454	(1,248)	30,206
Other investments	23,141	4,468	2,529	30,138	(350)	29,788
Total loans and financial investments	59,088	100,029	84,110	243,227	(3,039)	240,188

Cash and cash equivalents	4,442	12,285	8,933	25,660	(409)	25,251
Other assets	6,159	12,410	25,153	43,722	(514)	43,208
Assets of operations classified as held for sale	-	-	-	-	3,962	3,962
Total	69,689	124,724	118,196	312,609	-	312,609
Total %	22.3%	39.9%	37.8%	100.0%	0.0%	100.0%
FY11 as reported	70,367	124,631	117,378	312,376	-	312,376
FY11 Total %	22.5%	39.9%	37.6%	100.0%	0.0%	100.0%

Details of the assets and liabilities of operations classified as held for sale as at 30 June 2012 are given in note A3.

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Analysis of assets continued

27 - Total assets continued

Total assets - Valuation bases

	30 June 2012				31 December 2011
	Fair value £m	Amortised cost £m	Equity accounted/ tax assets £m	Total £m	Fair value £m	Amortised cost £m	Equity accounted/ tax assets £m	Total £m
Policyholder assets	66,891	2,561	237	69,689	67,310	2,804	253	70,367
Participating fund assets	113,685	9,910	1,129	124,724	113,287	9,884	1,460	124,631
Shareholder assets	90,787	25,757	1,652	118,196	89,215	26,668	1,495	117,378
Total	271,363	38,228	3,018	312,609	269,812	39,356	3,208	312,376
Total %	86.8%	12.2%	1.0%	100.0%	86.4%	12.6%	1.0%	100.0%

The proportion of total assets measured at fair value (which includes 100% of financial investments) has remained stable at 86.8% (FY11: 86.4%). Section D2 provides further details for total assets by valuation bases.

Total assets - financial investments

	30 June 2012				31 December 2011
	Cost/ amortised cost £m	Unrealised gain £m	Unrealised losses and impairments £m	Fair value £m	Cost/ amortised cost £m	Unrealised gain £m	Unrealised losses and impairments £m	Fair value £m
Debt securities	145,509	13,319	(4,111)	154,717	147,537	12,395	(6,587)	153,345
Equity securities	30,857	4,316	(3,719)	31,454	33,055	3,637	(4,009)	32,683
Other investments	29,624	2,153	(1,639)	30,138	30,362	553	(538)	30,377
Total1	205,990	19,788	(9,469)	216,309	210,954	16,585	(11,134)	216,405

1. Includes assets classified as held for sale.

All unrealised losses on financial investments have been recognised in the income statement, except unrealised losses on those financial investments classified as available-for-sale (AFS). Unrealised losses on AFS financial investments are recognised in the income statement on disposal or in the event of impairment. Total unrealised losses on available for sale debt securities at 30 June 2012 were £157 million (FY11: £229 million).
      The total impairment expense for the six months to 30 June 2012 for AFS debt securities was £8 million (FY 2011: £19 million)The total AFS impairment expense relates to our US business, of which £4 million relates to corporate bonds and £4 million relates to commercial mortgage backed securities that are not yet in default but showed continued deterioration in market value from the previous impairment value.

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Analysis of assets continued

28 - Shareholders' assets

As at 30 June 2012, total shareholder investments in loans and financial investments included within shareholder assets was £84.1 billion (FY11: £82.7 billion), including loans of £20.5 billion, debt securities of £60.0 billion, equity securities of £1.1 billion and other investments of £2.5 billion.

Shareholders' assets - loans

30 June 2012	United Kingdom & Ireland £m	France £m	United States £m	Canada £m	Italy, Spain and other £m	Higher Growth markets £m	Total £m
Policy loans	7	-	230	-	12	15	264
Loans and advances to banks	125	-	-	-	-	-	125
Mortgage loans - securitised	2,005	-	-	-	-	-	2,005
Mortgage loans - non-securitised	15,384	-	2,631	-	-	-	18,015
Other loans	31	-	5	81	3	1	121
Total	17,552	-	2,866	81	15	16	20,530
Total %	85.4%	0.0%	14.0%	0.4%	0.1%	0.1%	100.0%
FY11 Total	17,849	1	2,743	80	16	39	20,728
FY11 Total %	86.1%	0.0%	13.2%	0.4%	0.1%	0.2%	100.0%

Our well diversified UK commercial mortgage portfolio remains of high quality and capital and expected bad debt losses continue to be within expectations. Loan Interest Cover (LIC) remains strong at 1.36 times and over 95.7% of mortgages are neither in arrears nor otherwise impaired. Mortgage LTVs decreased during the period to 97% (FY11: 103%) partly due to increasing gilt yields which decreased loan values and new business completing with low LTVs (property values have remained broadly stable during the period).
      The valuation allowance (including supplementary allowances) made in the UK Life for corporate bonds and commercial mortgages carried at fair value equates to 57 bps and 123 bps respectively at 30 June 2012 (FY11: 60bps and 92bps respectively). The total valuation allowance in respect of corporate bonds and mortgages, including healthcare mortgages, is £1.7 billion (FY11: £1.6 billion) over the remaining term of the UK Life corporate bond and commercial mortgage portfolio. The increase is driven by an increase in the long-term commercial mortgage allowances to reflect up-to-date market information, partially offset by a reduction in the supplementary allowances for credit risk for corporate bonds as bond spreads have narrowed.
In addition, we hold £94 million (FY11: £84 million) of impairment provisions in our UK General Insurance mortgage portfolio, which is carried at amortised cost.

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Analysis of assets continued

28 - Shareholders' assets continued

Shareholders' assets - financial investments

			30 June 2012				31 December 2011
	Fair value hierarchy				Fair value hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Debt securities	23,442	36,033	500	59,975	23,038	35,001	561	58,600
Equity securities	297	436	343	1,076	477	472	344	1,293
Other investments	724	1,116	689	2,529	586	936	544	2,066
Total	24,463	37,585	1,532	63,580	24,101	36,409	1,449	61,959
Total %	38.5%	59.1%	2.4%	100.0%	38.9%	58.8%	2.3%	100.0%

The proportion of financial investments classified as "Level 1", which means that they are valued using quoted prices in active markets, has remained stable at 38.5% (FY11: 38.9%).
      The majority of the debt instruments in Level 2 are held by our US and Canadian businesses. These debt instruments are valued by independent pricing firms in accordance with usual market practice and consistent with other companies operating in these markets. Excluding our US and Canadian businesses, the proportion of shareholder debt securities classified as Level 1 in the Fair Value hierarchy would be 84.5% (FY11: 84.1%).

Shareholders' assets - debt securities

					Rating
30 June 2012	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Not rated £m	Total £m
Government	8,351	2,057	1,928	980	172	239	13,727
Corporate	1,240	3,939	16,613	12,008	1,584	4,681	40,065
Certificates of deposits	1	86	158	92	97	21	455
Structured	3,561	566	716	284	516	85	5,728
Total	13,153	6,648	19,415	13,364	2,369	5,026	59,975
Total %	21.9%	11.1%	32.4%	22.3%	3.9%	8.4%	100.0%
FY11 Total	13,011	7,831	17,903	12,101	2,416	5,338	58,600
FY11%	22.2%	13.4%	30.6%	20.7%	4.1%	9.0%	100.0%

We grade debt securities according to external credit ratings issued at the balance sheet date. The credit rating used for each individual security is the median rating of the available ratings from the major rating agencies. If a credit rating is available from only one of these rating agencies then this rating is used. If an individual security has not been given a credit rating by any of the major rating agencies, the security is classified as "not rated".
      For the table above we have expressed our rating using a rating scale whereby investment grade debt securities are classified within the range of AAA (extremely strong) to BBB (good) ratings, with AAA being the highest possible rating. Debt securities which fall outside this range are classified as less than BBB. This rating scale is analogous with that used by major rating agencies.
      At 30 June 2012, the proportion of our shareholder debt securities that are investment grade increased slightly to 87.7% (FY11: 86.9%). The remaining 12.3% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:
■ 3.9% are debt securities that are rated as below investment grade;
■ 3.5% are US private placements which are not rated by the major rating agencies, but are rated as investment grade by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), a US
       national regulatory agency; and,

■ 4.9% are not rated by the major rating agencies or the NAIC.

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Analysis of assets continued

28 - Shareholders' assets continued

Of the securities not rated by an external agency or NAIC most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.5 billion of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.
      Gross of non-controlling interests, £1.6 billion (FY 2011: £1.9 billion) of shareholder holdings in debt securities represent exposures to the governments (and local authorities and agencies) of Greece, Ireland, Portugal, Italy and Spain. This corresponds to 0.5%
of total balance sheet assets at 30 June 2012. Net of non-controlling interests, our exposure to these governments is reduced to
£1.0 billion (FY 2011: £1.3 billion). Net of non-controlling interests, our shareholder exposure to Greece and Portugal amounts to £1.0 million (FY 2011: £10 million).
      A further £10.4 billion (FY 2011: £11.3 billion) of exposures to the governments (and local authorities and agencies) of Greece, Ireland, Portugal, Italy and Spain, are held in participating fund assets (£6.1 billion net of non-controlling interests). Shareholder market risk exposure to these assets is governed by the nature and extent of shareholder participation in these funds. All of these bonds are valued on a mark to market basis under IAS 39, and therefore our balance sheet and income statement already reflect any reduction in value between the date of purchase and the balance sheet date.
      Within structured assets, the group continues to have very limited exposure (2.7% of total balance sheet assets) to sub-prime and Alt A RMBS, CMBS, ABS, Wrapped Credit, CDOs and CLOs. Of our remaining exposures to RMBS, the majority are backed by US Government Sponsored Entities, and so are considered to have minimal credit risk.

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END OF PART 2 OF 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 9 August, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary